SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

A press release on supplementary information regarding the first-quarter 2011 unaudited financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on May 27, 2011;  and

A copy of the Registrant’s bank statement from Citibank, N.A. in San Francisco, California.

Document 1

Company Contacts:
Camelot Information Systems Inc.
Mr. Gordon Lau, Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Provides Supplementary Information on First-Quarter Cash Flow and Cash Balances

BEIJING, May 27, 2011 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, today provided supplementary information regarding the Company’s first-quarter financial statements, including unaudited cash-flow statements for the first quarters of 2011 and 2010.  The company also provided an unaudited list that identifies the cash balance and location of each of its bank accounts.

The large number of accounts and the relatively low balances in China and Taiwan reflects the practice of some commercial banks requiring Camelot, as their IT service provider, to maintain accounts with them in order to demonstrate our commitment to the business relationship and facilitate the payment of invoices.

In addition, on a Form 6-K filed with the Securities and Exchange Commission, Camelot has provided a copy of its bank statement from Citibank, N.A. in San Francisco, California (with the account numbers obscured for security reasons), which accounts for $86.7 million of the total of $118.9 million in cash and equivalents as of March 31, 2010.

“In an environment where the credibility of financial statements of Chinese companies is being questioned, we are taking the opportunity to demonstrate Camelot’s commitment to transparency and financial integrity by providing investors with additional financial disclosures,” said Mr. Simon Ma, Camelot’s Chairman and CEO.  “With the vast majority of our cash held in accounts at major financial institutions located in the United States and Greater China, investors can have confidence in the strength of our balance sheet and our ability to take advantage of the substantial growth opportunities in our sector.  It is our intention to provide a cash flow statement as part of future quarterly financial reports, as we position Camelot as a leader in financial transparency and sound corporate governance.”

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.  For more information about Camelot Information Systems Inc., please visit www.camelotchina.com.

SAFE HARBOR

This press release contains statements that may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Camelot's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(US Dollars in thousands)

	Three-Month Periods Ended March 31,
	2011	2010
Cash flow from operating activities:
Net income	$2,288	$1,047
Adjustments to reconcile net income to net cash provided by(used in) operating activities:
Depreciation of property and equipment	272	223
Amortization of intangible assets	1,545	1,733
Deferred income taxes	(160)	(156)
Share-based compensation	653	411
Provision of bad debts	-	15
Gains on disposal of property and equipment	9	(1)
Change in fair value of contingent consideration for acquisition	607	306
Changes in operating assets and liabilities:
Accounts receivable	(2,519)	(7,753)
Other assets	(2,149)	(278)
Accounts payable	(2,366)	(327)
Other liabilities	(6,001)	(2,187)
Net cash provided (used in) by operating activities	(7,821)	(6,967)

Cash flows from investing activities:
Term deposits	(38)	280
Restricted cash	(7,824)	(23)
Proceeds from disposal of property and equipment	13	(491)
Purchase of property and equipment	(246)	16
Purchase of intangible assets and other assets	-	(63)
Repayment of loan to unrelated parties	-	29
Purchase of businesses, net of cash acquired	(11,430)	(2,461)
Net cash provided (used in) by investing activities	(19,525)	(2,713)

Cash flows from financing activities:
Proceeds from bank borrowing	7,494	146
Repayment of bank borrowing	(2,090)	(1,079)
Payment of deferred consideration for acquisition of Yinfeng	-	(4,249)
Payment of professional fee related to initial public offering	(328)	(370)
Others	666	-
Net cash provided by (used in) financing activities	5,742	(5,552)

Effect of foreign exchange rate changes	183	23

Net increase (decrease) in cash and cash equivalents	(21,421)	(15,209)
Cash and cash equivalents, beginning of year	140,356	33,820
Cash and cash equivalents, end of year	$118,935	$18,611

CAMELOT INFORMATION SYSTEMS INC.
Cash and Cash Equivalents List (Unaudited)
(US Dollars in thousands)

	March 31, 2011(1)	December 31, 2010(2)
Bank Accounts in the United States
Citibank, N.A, San Francisco, California	$86,706	$94,150
Citibank, N.A, San Francisco, California	163	6,553
	86,869	100,703
Bank Accounts in China
Agricultural Bank of China, Beijing	2,011	1,993
Bank of Beijing, Beijing	280	776
Bank of China, Beijing	543	296
Bank of China, Kunshan	23	3,046
Bank of Communications, Kunshan	9	9
Bank of Communications, Shanghai	269	269
Bank of Nanjing, Nanjing	23	20
Beijing Rural Commercial Bank, Beijing	68	15
China Bohai Bank, Tianjin	17	16
China Citic Bank, Dalian	3,087	2,135
China Construction Bank, Beijing	220	132
China Construction Bank, Dalian	897	1,604
China Construction Bank, Kunshan	1	-
China Construction Bank, Shanghai	1,117	-
China Construction Bank, Xiamen	54	31
China Guangfa Bank, Guangzhou	4	2
China Merchants Bank, Beijing	41	546
China Merchants Bank, Shanghai	85	69
China Minsheng Banking Corp., Beijing	2,707	7,118
China Minsheng Banking Corp., Dalian	2,446	2,445
Huaxia Bank, Beijing	248	257
Huaxia Bank, Nanjing	165	108
Kunshan Rural Commercial Bank, Kunshan	1	127
Shanghai Pudong Development Bank, Beijing	1,931	828
Shanghai Pudong Development Bank, Hangzhou	1	6
Shanghai Pudong Development Bank, Jiaxing	1,564	1,719
Shanghai Pudong Development Bank, Shanghai	374	232
The Industrial and Commercial Bank of China, Beijing	825	761
The Industrial and Commercial Bank of China, Kunshan	4,059	330
The Industrial and Commercial Bank of China, Shanghai	903	708
The Industrial and Commercial Bank of China, Xi'an	8	-
The Industrial and Commercial Bank of China, Zhuhai	2,529	5,996
	26,510	31,594

CAMELOT INFORMATION SYSTEMS INC.
Cash and Cash Equivalents List (Unaudited)
(US Dollars in thousands)
	March 31, 2011(1)	December 31, 2010(2)
Bank Accounts in Taiwan
Bank of Panhsin	1	31
Bank of Taiwan	14	39
Bank SinoPac	4	18
Cathay United Bank	858	1,274
Chang Hwa Bank	4	5
China trust Commercial Bank	1,421	1,790
Citi Bank Taiwan	1	1
Cosmos Bank	-	64
E.SUN Commercial Bank	90	82
Entie Commercial Bank	-	5
First Commercial Bank	22	20
Hua Nan Bank	32	537
Jih Sun International Bank Limited	29	14
Mega International Commercial Bank	5	24
Shin Kong Bank	765	1,294
Ta Chong Bank	138	-
Taichung Commercial Bank	2	20
Taipei Fubon Bank	23	53
Taishin Bank	56	79
Taiwan Cooperative Bank	29	37
The Land Bank of Taiwan	422	79
Yuanta Commercial Bank	14	260
	3,930	5,726
Bank Accounts in Hong Kong
Standard Chartered Bank (Hong Kong) Limited	42	302
The Hong Kong and Shanghai Banking Corporation	17	2
	59	304
Bank Accounts in Japan
Bank of Tokyo-Mitsubishi UFJ, Tokyo	162	171
Mizuho Corporate Bank, Ltd., Tokyo	1,287	1,771
	1,449	1,942

Cash on hand	118	87
Total	$118,935	$140,356

Notes:
1. Amounts not held in U.S. dollars have been translated using the relevant exchange rates as of March 31, 2011.
2. Amounts not held in U.S. dollars have been translated using the relevant exchange rates as of December 31, 2011.

###

Document 2

CitiBusiness®
7936R1/04FO13/0
Citibank, N.A. 387 P.O. Box 26892 San Francisco, CA 94126-6892	000 CITIBANK N.A. Account 20369 Statement Period
CAMELOT INFORMATION SYSTEMS INC.	Mar. 1 - Mar. 31, 2011
10TH FLR NORTH THIRD RING ROAD	Relationship Manager
JIA 6, XICHENG DISTRICT	US SERVICE CENTER
BEIJING CHINA 100120	1-877-528-0990

CitiBusiness® ACCOUNT AS OF MARCH 31, 2011

Relationship Summary

Checking	$8,053,635.39
Savings	$78,652,036.68
Checking Plus	----

Checking			Balance
CitiBusiness Checking			$8,053,635.39

Savings			Balance
CitiBusiness IMMA			$78,652,036.68

Total Checking and Savings at Citibank			$86,705,672.07

SERVICE CHARGE SUMMARY FROM FEBRUARY 1, 2011 THROUGH FEBRUARY 28, 2011

Type of Charge	No./Units	Price/Unit	Amount

CITIBUSINESS CHECKING# 20369

Average Daily Collected Balance			$1,800,674.91

DEPOSIT SERVICES
MONTHLY MAINTENANCE FEE	1	15.0000	15,00
DEPOSIT TICKETS	1	1.2500	1.25

CITIBUSINESS ONLINE
CASH MANAGER SUITE	1	52.0000	52.00

TRANSFER SERVICES
OUTGOING DOMESTIC WIRE TXFR	8	25.0000	200.00
OUTGOING INTERNAT'L WIRE TXFR	14	40.0000	560.00
INCOMING WIRE TRANSFER	1	10.0000	10.00

Total Charges for Services			$838.25

CITIBUSINESS IMMA # 20369

Average Daily Collected Balance			$92,422,508.57

Total Charges for Services			$0.00

Total Non-Interest Bearing Account Charges			$838.25

Total interest Bearing Account Charges			$0.00

Average collected balances			$1,800,674.91
Less 10% reserve requirement			$180,067.49
Balances eligible for Earnings Credit			$1,620,607.42

Balances Required to Offset Service Charges			$2,731,856.75

Earnings Credit allowance at 0.40000%			$497.28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: June 1, 2011